Exhibit 12

NABORS INDUSTRIES, LTD. AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(In thousands, except ratio amounts)

	Years Ended December 31,
	2013	2012	2011
		Revised	Revised
Income (loss) from continuing operations before income taxes	$106,160	$276,960	$515,253
Less earnings (add losses) from affiliates, net of dividends	800	299,717	(161,189)
Less subsidiary preferred stock dividends	(3,000)	(3,000)	(3,000)
Add earnings (less losses) from affiliates net, from discontinued operations	—	—	(8,059)
Add amortization of capitalized interest	13,282	12,600	11,376
Add fixed charges as adjusted (from below)	232,497	260,222	265,078

Earnings(1)	$349,739	$846,499	$619,459

Fixed charges:
Interest expense:
Interest on indebtedness	$217,347	$245,706	$224,437
Capitalized	13,045	18,957	23,351
Amortization of debt related costs(1)	6,071	6,198	32,195
Subsidiary preferred stock dividends	3,000	3,000	3,000
Interest portion of rental expense	6,079	5,318	5,446

Fixed charges before adjustments(2)	245,542	279,179	288,429
Less capitalized interest	(13,045)	(18,957)	(23,351)

Fixed charges as adjusted	$232,497	$260,222	$265,078

Ratio (earnings divided by fixed charges before adjustments)(1)/(2)	1.42	3.03	2.15

(1)    Includes deferred financing, discount and premium amortization.